GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

May 8, 2008

Via Federal Express

Barbara C. Jacobs

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

HPC POS System, Corp.

Registration Statement S-1/A2

File No.: 333-149188

Dear Ms. Jacobs:

Enclosed is Amendment Two to the above Registration Statement. The changes are either made in response to staff comments on the First Amendment of the Registration Statement or represent an updating of material previously filed to reflect any developments in HPC POS System, Corp.’s business. The paragraph numbers below correspond to the numbered comments in your May 2, 2008 letter of comment.

General

1.

We have made the necessary changes throughout the S-1/A2 Registration Statement (at cover page of Prospectus, “Prospectus Summary”, “Selling Stockholders” and “Plan of Distribution” sections) so as to indicate that the Issuer’s President will be selling his shares at a fixed price for the duration of the offering.

Management’s Discussion and Analysis or Plan of Operation

Liquidity

2.

We have revised and expanded the “Liquidity” Section in response to this comment.

If you have any questions please do not hesitate to call my office.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

enclosure